

Deloitte & Touche LLP
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Committee of Lazard Asset Management LLC and the Sole Member of Lazard Asset Management Securities LLC:

We have reviewed management's statements, included in the accompanying Lazard Asset Management Securities LLC's Exemption Report (the "Exemption Report"), in which (1) Lazard Asset Management Securities LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed exemptions from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2025, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it is also filing the Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") are limited to (i) distributing shares of and acting as principal underwriter (as such term is defined in the Investment Company Act of 1940, as amended, the" 1940 Act") to investment companies registered under the 1940 Act, and whose shares are registered under the Securities Act of 1933, which investment companies are managed by Lazard Asset Management LLC ("LAM LLC"); and (ii) serving as placement agent for private investment funds (including hedge funds), managed by LAM LLC or one of its affiliates, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the year ended December 31, 2025, without exception. The Company's management is responsible for compliance with the eligibility requirements to file an Exemption Report in reliance on Footnote 74 for its other business activities and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the Company's compliance with the eligibility requirements to file an Exemption Report in reliance on Footnote 74 for its other business activities. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74.

Deloitte & Touche LLP

February 25, 2026

Lazard Asset Management Securities LLC's Exemption Report

Lazard Asset Management Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption under 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (i) distributing shares of and acting as principal underwriter (as such term is defined in the Investment Company Act of 1940, as amended, the "1940 Act") to investment companies registered under the 1940 Act, and whose shares are registered under the Securities Act of 1933, which investment companies are managed by Lazard Asset Management LLC ("LAM LLC"); and (ii) serving as placement agent for private investment funds (including hedge funds), managed by LAM LLC or one of its affiliates, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Lazard Asset Management Securities LLC

By: _____
Director, Financial and Operations Principal

February 25, 2026